News Release

For immediate release

Gildan Activewear Announces Second Quarter Results
– Significant Decline in Sales and Gross Margins –
– Company Expects Improvement in Gross Margins In Second Half of Year but Continuation of Weak Demand –
– Free Cash Flow Projected to be Positive for Full Fiscal Year –

Montréal, Thursday, May 14, 2009 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the second quarter of its 2009 fiscal year, and provided certain planning and financial modeling assumptions for the second half of the fiscal year.

Sales and Earnings

Gildan reported net earnings of U.S. $7.1 million and diluted EPS of U.S. $0.06 for its second fiscal quarter ended April 5, 2009, compared with net earnings of U.S. $42.1 million and diluted EPS of U.S. $0.35 in the second quarter of fiscal 2008. The reduction in net earnings and EPS was primarily due to significantly lower unit sales volumes, as a result of weak end-use demand and the timing of wholesale distributor replenishment, and significantly lower gross margins, as a result of the consumption of higher-cost inventories produced in previous quarters and unfavourable product-mix. Gross margins are projected to improve in the third and fourth quarters, compared to the second quarter, due to more favourable manufacturing and raw material costs and more favourable product-mix.

Net sales in the second quarter of fiscal 2009 amounted to U.S. $244.8 million, down 16.7% from U.S. $293.8 million in the second quarter of last year, due primarily to a 21.9% decline in activewear sales including a 13.9% decrease in unit shipments of activewear. Increased market share penetration in the U.S. screenprint channel was more than offset by an 18.0% decline in overall industry unit shipments in the channel and the significant impact of the Company’s decision to limit its credit exposure to its largest distributor, which has been undertaking a process to restructure its debt financing, as discussed later in this release. Sales were also negatively impacted by unfavourable activewear product-mix, due to a lower proportion of sales of high-valued fleece and long-sleeve T-shirts, and an abnormally high proportion of sales of second-quality product as the Company significantly reduced inventories of such product which had been manufactured in fiscal 2008. Sales in the Canadian market declined by 45.9% compared to the second quarter of last year, due to weak demand, distributor destocking and the decline in the value of the Canadian dollar. Sales in international markets were negatively impacted by the decline in the value of local currencies compared to the U.S. dollar. Higher unit sales in Western Europe, the U.K., the Asia/Pacific region and Mexico were offset by the temporary suspension of distribution in Eastern Europe, which had been a growing market in fiscal 2008. Sales of socks were essentially unchanged from the second quarter of fiscal 2008 in spite of the elimination of unprofitable sock product-lines during fiscal 2008. Unit sales of Gildan socks from the Company’s major retail customers to consumers were higher than the previous year, in spite of weak overall retail market conditions. The Company believes that it is well positioned at this time to build on its strong market position in the sock category and pursue its strategy to achieve further penetration with U.S. mass-market retailers.

The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended March 31, 2009:

	Three months ended		Three months ended
	March 31,		March 31,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(5.5)%	(18.0)%	57.3%	50.1%
T-shirts	(5.5)%	(17.9)%	58.1%	50.7%
Fleece	0.4%	(12.9)%	56.0%	48.8%
Sport shirts	(23.8)%	(28.6)%	37.7%	35.5%

Gross margins in the second quarter were 15.8%, compared to 28.8% after recasting prior year comparatives to reflect the reclassification of manufacturing depreciation and certain items from selling, general and administrative expenses to cost of sales. The decline in gross margins was due to significantly higher costs in previously manufactured inventory for cotton, energy, chemicals and dyestuffs, more unfavourable activewear product-mix including the impact of the sale of second-quality product, inefficiencies due to manufacturing downtime, the temporary impact of inefficiencies related to the transition in sock private label brands for Gildan’s largest retail customer, higher depreciation expenses absorbed in cost of sales, and the impact of currency fluctuations, partially offset by slightly higher net selling prices for activewear and the non-recurrence of charges related to completing the integration of the acquisition of a sock manufacturer which were incurred in the second quarter of fiscal 2008.

The Company continues to plan its business on the basis of assuming that macro-economic conditions will continue to result in very weak activewear sales demand and severe selling price competition in the second half of the fiscal year. However, gross margins are expected to improve in the second half of the fiscal year, compared to the second quarter, due to more favourable manufacturing efficiencies which are reflected in inventory valuations at the end of the second fiscal quarter, including the benefit of lower energy and transportation costs, the non-recurrence of the abnormally high proportion of sales of second-quality merchandise in the second quarter, a higher proportion of sales of fleece and long-sleeve T-shirts, and the completion of the transition to new sock private label brands. In addition, cotton costs in the second half of the year will decline compared to the second quarter of fiscal 2009, although gross margins in the second half of the current fiscal year will not yet reflect the full benefit of the decline in commodity costs, as the Company had previously committed itself to cotton purchases at higher cotton prices. Lower manufacturing and raw material costs in the second half of fiscal 2009, combined with more favourable product-mix, are expected to positively impact gross margins by over 10%, compared to the second quarter, and more than offset the negative impact of assumed further production downtime and possible further selling price discounting in the second half of the year.

Selling, general and administrative expenses, after reflecting the recasting of certain items in both years, were U.S. $30.9 million in the second quarter, compared with U.S. $34.6 million in the second quarter of fiscal 2008. The reduction in selling, general and administrative expenses compared to last year was primarily due to reduced distribution costs and the impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by higher legal and professional fees.

Year-to-date Sales and Earnings

Net sales for the six months ended April 5, 2009 were U.S. $428.8 million, down U.S. $115.4 million or 21.2% compared to the same period last year. The decrease in net sales was due to a 20.9% decline in activewear unit volumes, unfavourable activewear product-mix, a U.S. $14.0 million decrease in sock sales due to the elimination of unprofitable sock product-lines during fiscal 2008 and the negative impact of the stronger U.S dollar on Canadian and international sales. These negative factors were partially offset by higher net selling prices for activewear. The lower unit sales volumes for activewear were due to the decline in overall industry unit shipments by U.S. wholesale distributors to screenprinters and the significant impact of inventory reductions by U.S. wholesale distributors, which more than offset Gildan’s market share gains in the U.S. screenprint channel during the six months ended April 5, 2009.

Net earnings for the first six months were U.S. $11.4 million, or U.S. $0.09 per share on a diluted basis, compared with net earnings of U.S. $70.1 million, or U.S. $0.58 per share, for the same period last year. The reduction in net earnings and EPS in the first six months of fiscal 2009 was due to significantly lower activewear unit sales volumes and gross margins, partially offset by lower SG&A and financial expenses.

Cash Flows

Cash flows from operating activities less cash flows from investing activities resulted in a use of cash of U.S. $62.0 million in the second quarter. Cash flows from operating activities before depreciation and amortization and other non-cash items, together with the approximately U.S. $7.5 million impact of a reduction in inventories in the quarter, were used to finance an approximate U.S. $77.8 million increase in accounts receivable and approximately U.S. $13.4 million of capital expenditures.

Inventories at the end of the second quarter were slightly reduced compared to the end of the first quarter, as higher unit quantities of activewear finished goods inventories were more than offset by the impact of a reduction in activewear unit inventory costs and lower inventories of socks. Manufacturing downtime will be scheduled as required in order to continue to control activewear inventories, based on the outlook for end-use demand and the level of replenishment of distributor inventories.

The Company ended the second quarter of fiscal 2009 with net indebtedness of approximately U.S. $97.5 million, and continues to have significant financing capacity and flexibility under its revolving bank credit facility, which matures in 2013. In addition, the Company expects to continue to reinforce its strong balance-sheet and capital structure by generating positive free cash flow in the current fiscal year. Capital expenditures for fiscal 2009 are currently projected to be approximately U.S. $60-$65 million, down from the Company’s most recent projection due to the deferral of capital expenditures for capacity expansion. The Company’s objective is to have no debt outstanding under its bank credit facility at the fiscal year-end.

Distributor Debt Restructuring

The Company’s largest wholesale distributor, Broder Bros., Co. ("Broder"), has been undertaking a restructuring of its debt financing, as disclosed in successive press releases which it has issued. Its restructuring plan includes the conversion of a minimum of 95% of its existing 11.25% senior notes into new debt and equity instruments. The deadline for achieving the minimum tender condition of 95% of the bond-holders is 11:59 p.m. EDT today. In the event that Broder fails to achieve the required level of bond-holder acceptance, it has announced that it intends to immediately seek creditor protection under Chapter 11 of the U.S. Bankruptcy Code. If Broder elects to pursue such a filing, Gildan may be required to provide for non-collection of all or part of its net accounts receivable from Broder, amounting to approximately U.S. $12.4 million as of today’s date.

Disclosure of Outstanding Share Data

As of April 30, 2009, there were 120,885,925 common shares issued and outstanding along with 1,074,341 stock options and 762,806 dilutive restricted share units ("Treasury RSUs") outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Financial Highlights

		Q2 2008		YTD 2008
(in US$ millions, except per share amounts or otherwise indicated)	Q2 2009	Recast*	YTD 2009	Recast*
Net sales	244.8	293.8	428.8	544.2
Gross profit	38.7	84.6	77.6	150.1
Selling, general and administrative expenses (SG&A)	31.0	34.6	64.4	66.3
Operating income	7.6	49.2	12.1	82.2
EBITDA (1)	23.3	62.3	41.1	107.2
Net earnings and comprehensive income	7.1	42.1	11.4	70.1
Adjusted net earnings (2)	7.2	42.9	12.5	71.7
EPS – diluted	0.06	0.35	0.09	0.58
Adjusted EPS – diluted (2)	0.06	0.35	0.10	0.59
Gross margin	15.8%	28.8%	18.1%	27.6%
SG&A as a percentage of sales	12.6%	11.8%	15.0%	12.2%
Operating margin	3.1%	16.7%	2.8%	15.1%

Cash flows from operations	(49.4)	24.3	(33.5)	127.7
Free cash flow (3)	(62.0)	(0.3)	(59.1)	70.7

	April 5,	October 5,	March 30,
As at	2009	2008	2008
Inventories	379.9	316.2	300.1
Accounts receivable	176.6	222.2	185.8
Net indebtedness (4)	97.5	40.6	117.0

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures on page 7 of this press release.

Information for shareholders

This release should be read in conjunction with Gildan’s 2009 Second Quarter MD&A dated May 13, 2009 and its interim consolidated financial statements for the three and six months ended April 5, 2009 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 82609099, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 92301249, until Thursday, May 21, 2009 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint channel in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", " assume", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section and the risks described under the section "Financial Risk Management" of the 2008 Annual MD&A, as subsequently updated in our first and second quarter 2009 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release

Forward-looking information is inherently uncertain and results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade, employment, consumer product safety and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; the fact that our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; our reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

		Q2 2008		YTD 2008
(in US$ millions)	Q2 2009	Recast*	YTD 2009	Recast*
Net earnings	7.1	42.1	11.4	70.1
Restructuring and other charges	0.1	0.8	1.1	1.6
Depreciation and amortization	16.2	14.6	32.1	27.0
Variation in depreciation included in inventories	(1.0)	(0.8)	(5.4)	(2.2)
Interest, net	0.4	2.1	1.4	4.9
Income tax expense	0.4	3.6	0.8	5.6
Non-controlling interest of consolidated joint
venture	0.1	(0.1)	(0.3)	0.2
EBITDA	23.3	62.3	41.1	107.2

(2) Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 8 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

		Q2 2008		YTD 2008
(in US$ millions, except per share amounts)	Q2 2009	Recast*	YTD 2009	Recast*
Net earnings and comprehensive income	7.1	42.1	11.4	70.1
Adjustments for:
Restructuring and other charges	0.1	0.8	1.1	1.6
Adjusted net earnings	7.2	42.9	12.5	71.7
Basic EPS	0.06	0.35	0.09	0.58
Diluted EPS	0.06	0.35	0.09	0.58
Adjusted diluted EPS	0.06	0.35	0.10	0.59

(3) Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)	Q2 2009	Q2 2008	YTD 2009	YTD 2008
Cash flows (used in) from operating activities	(49.4)	24.3	(33.5)	127.7
Cash flows used in investing activities	(11.5)	(24.6)	(23.6)	(193.8)
Adjustments for:
Business acquisitions	-	-	-	126.8
Restricted cash (received) paid related to acquisition	(1.1)	-	(2.0)	10.0
Free cash flow	(62.0)	(0.3)	(59.1)	70.7

(4) Net indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in US$ millions)	Q2 2009	Q4 2008	Q2 2008
Current portion of long-term debt	2.9	3.6	4.1
Long-term debt	118.6	49.4	142.2
Total indebtedness	121.5	53.0	146.3

Cash and cash equivalents	(24.0)	(12.4)	(29.3)
Net indebtedness	97.5	40.6	117.0

* Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.

CONTACTS:
Laurence G. Sellyn,	Patrice Ouimet,	Benoit Leroux,
Executive Vice-President,	Vice-President,	Director,
Chief Financial and Administrative	Corporate Development and	Corporate Development
Officer	Enterprise Risk Management	Tel: (514) 343-8898
Tel: (514) 343-8805	Tel: (514) 340-8933	Email: bleroux@gildan.com
Email: lsellyn@gildan.com	Email: pouimet@gildan.com